Exhibit 99.1

TDH Holdings, Inc. Announces Receipt of Nasdaq Notice Regarding Board and Audit Committee Composition Requirements

BEIJING, China, March 18, 2026 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an owner, operator and manager of commercial real estate properties, announced that it has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “PETZ.”

On March 11, 2026, the Company notified Nasdaq that, due to the resignation of Qiu Li from the Company’s Board and its committees effective as of March 11, 2026, the Company was no longer in compliance with Nasdaq Listing Rule 5605(b)(1), requiring that a majority of the Board consist of independent directors, and Nasdaq Listing Rule 5605(c)(2)(A), requiring that the Audit Committee consist of at least three independent board members.

 On March 13, 2026, the Company received a notice from the Listing Qualifications Department of Nasdaq that the Company no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605, and confirming the availability of the cure period under Nasdaq Listing Rule 5605(b)(1)(A) and Nasdaq Listing Rule 5605(c)(4), permitting the Company to regain compliance with Nasdaq Listing Rule 5605(b)(1) and Nasdaq Listing Rule 5605(c)(2)(A) by the earlier of the Company’s next annual meeting of stockholders or March 11, 2027, or, if the next annual meeting of stockholders is held before September 8, 2026, then the Company must evidence compliance no later than September 8, 2026.

The Company intends to regain compliance as soon as possible, and within the cure periods provided under Nasdaq Listing Rule 5605(b)(1)(A) and Nasdaq Listing Rule 5605(c)(4), by appointing an additional independent director of the Company to fill the vacancy on the Company’s Board and its Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an owner, operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding filing the vacancy on its board and committees within the cure period provided by Nasdaq, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions;, reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983